Exhibit 12.1

Summit Midstream Partners, LP

Ratio of Earnings to Fixed Charges

	Nine months ended
	September 30,	Year ended December 31,
	2016	2015 (1)	2014 (2)	2013	2012	2011
	(Dollars in thousands)
Earnings:
(Loss) income before income taxes before adjustment for income or loss from equity method investees	$(20,700)	$(216,268)	$(29,802)	$47,737	$43,679	$38,646
Add (deduct):
Fixed charges	51,488	63,262	53,859	28,543	15,794	6,579
Distributions from equity method investees	34,139	34,641	2,992	—	—	—
Capitalized interest	(3,133)	(3,372)	(4,646)	(6,690)	(2,784)	(3,362)
Total earnings	$61,794	$(121,737)	$22,403	$69,590	$56,689	$41,863
Fixed Charges:
Interest expense	$47,650	$59,092	$48,586	$21,314	$12,766	$3,054
Capitalized interest	3,133	3,372	4,646	6,690	2,784	3,362
Estimate of interest within rent expense	705	798	627	539	244	163
Total fixed charges	$51,488	$63,262	$53,859	$28,543	$15,794	$6,579
Ratio of earnings to fixed charges	1.20x	—	0.42x	2.44x	3.59x	6.36x

(1)           The ratio of earnings to fixed charges was negative for the year ended December 31, 2015. To achieve a ratio of earnings to fixed charges of 1:1, we would have had to generate an additional $185.0 million of earnings for the year ended December 31, 2015. Loss before income taxes for the year ended December 31, 2015 included $248.9 million of goodwill impairments.

(2)           The ratio of earnings to fixed charges was less than 1:1 for the year ended December 31, 2014. To achieve a ratio of earnings to fixed charges of 1:1, we would have had to generate an additional $31.5 million of earnings for the year ended December 31, 2014. Loss before income taxes for the year ended December 31, 2014 included a goodwill impairment of $54.2 million.